Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Calculator New Pubco, Inc. on Amendment No. 6 to Form S-4 of our report dated March 31, 2023 which includes an explanatory paragraph as to Quantum FinTech Acquisition Corporation’s ability to continue as a going concern, with respect to our audits of the financial statements of Quantum Fintech Acquisition Corporation as of December 31, 2022 and 2021 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 2, 2023